                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      HealthCare Integrated Services, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      -------------------------------------
                         (Title of Class of Securities)

                                    421939109
                                    ---------
                                 (CUSIP Number)


                               George Braff, M.D.
                               43 West 13th Street
                            New York, New York 10011
                                 (212) 675-0700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 2000
                          -----------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 421 939 109
          -----------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  George Braff, M.D.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
  NUMBER OF        7       SOLE VOTING POWER
   SHARES                           - 0 -
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY         8       SHARED VOTING POWER
   EACH                             - 0 -
 REPORTING         -------------------------------------------------------------
  PERSON           9       SOLE DISPOSITIVE POWER
   WITH                             - 0 -
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                                    - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    - 0.0% -
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

                         Schedule 13D -- Amendment No. 1
                      HealthCare Integrated Services, Inc.

     This Amendment No. 1 to the Statement on Schedule 13D (this "Statement") amends and supplements the Statement on Schedule 13D relating to the event date of November 4, 1997 (the "Schedule 13D") filed by George Braff, M.D. (the "Reporting Person") relating to the common stock, par value $0.01 per share (the "Common Stock"), of HealthCare Integrated Services, Inc. (f/k/a HealthCare Imaging Services, Inc.) (the "Issuer"). The Issuer's principal executive offices are located at Shrewsbury Executive Center II, 1040 Broad Street, Shrewsbury, NJ 07702. Capitalized terms used herein and not defined herein shall have the meanings ascribed to thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

     Item 5 of the Schedule 13D is hereby amended as follows:

     a. During the 10 day period commencing on January 5, 2000 and ending on January 14, 2000, the Reporting Person sold all 1,000,000 shares of Common Stock owned by him (as described in the Schedule 13D) in open market transactions. As of the date hereof, the Reporting Person no longer is the beneficial owner of any shares of the Common Stock.

     b. Not Applicable.

     c. The transactions in the Common Stock by the Reporting Person during the 60 days immediately preceding the date of this Statement are set forth on Annex A hereto.

     d. Not Applicable.

     e. The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on January 12, 2000.

     The number of shares beneficially owned by the Reporting Person, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Person is based on 11,356,974 outstanding shares of Common Stock of the Issuer as of November 15, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and does not give effect to the reverse stock split of the Common Stock on January 20, 2000 (as described in the Issuer's Proxy Statement for the 1999 Annual Meeting of Stockholders together with the supplement thereto).

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               By: /s/ George Braff
                                                  -----------------------------
                                                  George Braff, M.D.

Dated: February 28, 2000

                                     Annex A
                                     -------

         Sales of Shares of Common Stock by the Reporting Person during the 60 day period immediately preceding the date of this Statement.


Date                             Number of Shares                 Price ($)
----                             ----------------                 ---------
1/5/00                                      10000                      8750
1/5/00                                       4100                    3587.5
1/5/00                                      10000                    7187.5
1/6/00                                      10000                   7187.51
1/6/00                                       3000                      2250
1/6/00                                       5000                   3906.25
1/6/00                                       5000                      3750
1/6/00                                       2700                      2025
1/6/00                                       7300                   5246.92
1/6/00                                      10000                      7500
1/6/00                                      10000                      7500
1/7/00                                      10000                   6562.53
1/7/00                                      10000                      6250
1/7/00                                      10000                      6250
1/7/00                                      10000                      6250
1/7/00                                      10000                      6250
1/7/00                                      10000                   6562.51
1/7/00                                      10000                      6875
1/7/00                                       2100                   1509.38
1/7/00                                      10000                   6562.51
1/7/00                                      10000                    6562.5
1/10/00                                     10000                      6250
1/10/00                                     10000                      6250
1/10/00                                     10000                   6562.53


                                       -i-




Date                         Number of Shares                    Price ($)
----                         ----------------                    ---------
1/10/00                                 10000                       6562.5
1/10/00                                   800                          525
1/10/00                                 10000                       6562.5
1/10/00                                 10000                       6562.5
1/10/00                                 10000                      6562.53
1/11/00                                 10000                       6562.5
1/11/00                                 10000                         6250
1/11/00                                 10000                      6562.51
1/12/00                                 10000                       5312.5
1/12/00                                 10000                       5312.5
1/12/00                                 10000                         5625
1/12/00                                 10000                         5625
1/12/00                                 10000                         5625
1/12/00                                 10000                         5625
1/12/00                                 10000                         5625
1/12/00                                 10000                         5625
1/12/00                                   400                       237.51
1/12/00                                 10000                         5625
1/12/00                                 10000                         5625
1/12/00                                 10000                       5937.5
1/12/00                                 10000                      5937.55
1/12/00                                 10000                      5937.51
1/12/00                                 10000                         6250
1/12/00                                 10000                         6250
1/12/00                                 10000                         6250
1/12/00                                 10000                         6250
1/12/00                                 10000                         6250



                                      -ii-




Date                                 Number of Shares                Price ($)
----                                 ----------------                ---------
1/12/00                                         10000                     6250
1/13/00                                         10000                     5625
1/13/00                                          8900                  5006.25
1/13/00                                          1100                   584.38
1/13/00                                         10000                     5625
1/13/00                                         10000                   5937.5
1/13/00                                         10000                   5937.5
1/13/00                                         10000                   5937.5
1/13/00                                         10000                   5937.5
1/13/00                                         10000                   5937.5
1/13/00                                         10000                  5937.51
1/13/00                                         10000                  5937.51
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                  6562.51
1/13/00                                         10000                  6562.51
1/13/00                                         10000                  5937.51
1/13/00                                          6200                     3875
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                     6250
1/13/00                                         10000                   5312.5



                                      -iii-




Date                               Number of Shares                Price ($)
----                               ----------------                ---------
1/13/00                                       10000                   5312.5
1/13/00                                       10000                   5312.5
1/13/00                                       10000                     5625
1/13/00                                       10000                     5625
1/13/00                                       10000                     5625
1/13/00                                       10000                     5625
1/13/00                                       10000                     5625
1/13/00                                       10000                     5625
1/14/00                                       10000                   6562.5
1/14/00                                       10000                     6875
1/14/00                                       10000                     6875
1/14/00                                       10000                     6875
1/14/00                                       10000                     6875
1/14/00                                        3600                  2587.51
1/14/00                                       10000                   7187.5
1/14/00                                        5900                  4240.63
1/14/00                                        4100                  2818.75
1/14/00                                       10000                  6562.51
1/14/00                                       10000                  6562.51
1/14/00                                       10000                   6562.5
1/14/00                                       10000                     6250
1/14/00                                       10000                     6250
1/14/00                                       10000                     6250
1/14/00                                        3400                     2125
1/14/00                                       10000                     6250
1/14/00                                        6400                  4200.02
1/14/00                                       10000                     6250



                                      -iv-




Date                              Number of Shares                  Price ($)
----                              ----------------                  ---------
1/14/00                                      10000                     6562.5
1/14/00                                       7000                     4812.5
1/14/00                                       3000                    1968.75
1/14/00                                      10000                     6562.5
1/14/00                                      10000                    6562.51
1/14/00                                       8900                    5840.63
1/14/00                                       1100                      687.5
Total                                      1000000                  629597.25
                                           =======                  =========



                                       -v-